EXHIBIT 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statement of Advaxis, Inc. (a development stage company) on Form S-8 (File No. 333-130080) of our report which includes an explanatory paragraph as the Company’s ability to continue as a going concern, dated February 13, 2013, with respect to our audit of the financial statements of Advaxis, Inc. (a development stage company) as of October 31, 2012 and for the year ended October 31, 2012 and the cumulative period from March 1, 2002 (inception) to October 31, 2012, which report is included in this Annual Report on Form 10-K of Advaxis, Inc. (a development stage company) for the year ended October 31, 2012.

/s/ Marcum llp

Marcum llp

New York, New York

February 13, 2013